

Mail Stop 3720

March 5, 2009

Mr. Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054

> **RE:** **Emerson Radio Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 11, 2008**
>
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 001-07731**

Dear Mr. Pitts:

We have reviewed your supplemental response letter dated February 12, 2009 as well as your filing and have the following comments. As noted in our comment letter dated January 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended March 31, 2008

1. We note in your response to comment two you provided some information regarding your policy for recognizing license revenue. However, you do not state how or when that revenue is recognized. Please provide us with a revised draft disclosure, expanded to include these items.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

2. We note in your response to comment four that beginning in January 2006 you began accruing costs you believed were likely to be incurred in connection with future sales of later generations of your iPod products. Your accruals were for future anticipated consideration to be provided to your customers, which included "buyback dollars" for previously sold products and "slottage fees" to secure future shelf space. It appears that an enforceable obligation to pay your

customers for these items was not created upon the sale of the first generation of your iPod product. In fact, it appears that the purpose of the company paying for these items in the future would be to derive a future benefit. It is unclear to us why such costs were considered to be incurred by the company when selling the first generation of your iPod products when they clearly relate to sales of future products. Explain to us how the company incurred a legally enforceable obligation to pay its customers for these items, upon the sale of its first generation iPod products, or revise your financial statements. You should include in your response your detailed analysis explaining how this accrual was appropriate under the guidance in SFAS No. 5.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director